UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47288

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **January 1, 2023** AND ENDING **December 31, 2023**

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CELADON FINANCIAL GROUP LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 NORTH PARK PLACE, STE. 420

(No. and Street)

MORRISTOWN	**NJ**	**07960**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DARYL S. HERSCH	**973-701-8033**	DHERSCH@CELADONFINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER LLC

(Name – if individual, state last, first, and middle name)

517 ROUTE ONE SOUTH STE 4103	**ISELIN**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)
09/18/2003		**217**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, DARYL S. HERSCH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires 6/28/28

Signature: [signature]

Title: M.M.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

CELADON FINANCIAL GROUP, LLC

DECEMBER 31, 2023

TABLE OF CONTENTS

Statement of Independent Registered Public Accounting Firm



517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Celadon Financial Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
April 8, 2024

CELADON FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	938,096
Due from clearing broker		1,401,612
Deposits with clearing brokers		874,976
Commissions receivable from clearing brokers		400,564
Securities owned, at fair market value		3,684,633
Deposits and other assets		241,785
Right of use asset		16,379
Total assets	$	7,558,045

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	244,681
Commissions payable		933,925
Securities sold not yet purchased, at fair market value		2,350,205
Right of use liability		18,296
Total liabilities		3,547,107
Members' equity		4,010,938
Total liabilities and members' equity	$	7,558,045

See notes to the financial statement

1

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Celadon Financial Group, LLC (the "Company") is owned by two members, Cambria Holdings, Inc. ("Cambria") with a 20% ownership and the Company's Chief Executive Officer who is also the sole stockholder of Cambria with a 80% ownership. The Company was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association ("NFA") since November 2012. The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with multiple clearing firms. The Company also conducts proprietary trading and the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP') as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents As of December 31, 2023, there were $750,000 of cash equivalents consisting of a nine month CD along with $139,156 in money market funds at a local bank. All cash balances are held with major financial institutions within the United States of America. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 of cash per depositor, per institution and per ownership category.

Securities Owned and Securities Sold not yet purchased
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Concentration of Credit risk – Cash balances
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Commissions Receivable from Clearing Brokers

Commissions receivable are stated at the amount settled with the Company's clearing brokers. Payments of commissions receivable are remitted monthly by the clearing brokers. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2023. The commissions receivable due as of December 31, 2023 is $400,564.

Due from Clearing Brokers

Due from clearing brokers represents amounts due to the Company from the clearing brokers. The Company is required to maintain cash balances with clearing agents, which are restricted to use. As of December 31, 2023, the Company had in effect clearing agreements with two independent clearing firms ("Wedbush & RBC"). The firm also has a trading account with Interactive Brokers. The cash balance with Interactive Brokers in the amount of $460 is disclosed under due from clearing brokers on the statement of financial condition. The cash balance with Wedbush in the amount of $794,116 is disclosed under due from clearing broker on the statement of financial condition. The cash balance with RBC in the amount of $607,036 is disclosed under due from clearing brokers on the statement of financial condition.

Deposits with Clearing Brokers

The clearing deposit with Wedbush in the amount of $124,976 is disclosed under the deposits with clearing brokers on the statement of financial condition. Wedbush restricts the withdrawal of the clearing deposits up to their minimum deposit requirement which is $100,000. The clearing deposit with RBC in the amount of $750,000 is disclosed under the deposits with the clearing brokers on the statement of financial condition. RBC restricts the withdrawal of the clearing deposits up to their minimum deposit requirement.

Accounting Standard – ASC 326 accounting policy

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaced the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held-to maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Accounting Standard – ASC 326 accounting policy (continued)
The Company's receivables from clearing brokers include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company does not expect any other credit losses or credit exposure and collects accounts receivables on a timely basis.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2023 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenue recognition
Revenue from contracts with customers includes Brokerage Commissions, Private placements and Service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to certain future events. The Company recognizes revenue using the five steps of ASC 606 revenue recognition rule.

In all cases, revenue recognition is subject to realization criteria, including that collection is highly probable.

Private Placement Fees
The Company receives fees for the introduction of buyers and sellers in equity transactions pursuant to a contract. Revenue is recognized at the point in time that the performance arrangement is complete (as set forth under the terms of the agreement). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, all such amounts were immaterial.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

Private Placement Fees (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any. The Company recognizes revenue using the five steps of ASC 606 revenue recognition rule.

Interest Income

The Company earns interest on debit balances and short balances at various clearing firms. The Company also earns interest when lending fully paid securities and from credit deposits balances in various accounts at bank. The Company recognized interest income on an accrual basis.

Other Income

The Company earns income from providing new issues reports to clients, trading-away fees, order flow income, service fees from the physical mailing of client statements and trade confirmations and from Commission sharing arrangements.

Brokerage Commissions

The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date that the company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date for both revenue sources because that is when the underlying financial instrument or counter parties are identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

Proprietary Trading

The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or counter parties are identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Leases

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Company accounts for its lease agreements in accordance with ASC 842, Leases.

Income taxes and uncertain tax positions

The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes and files tax returns in federal, New Jersey and other state jurisdictions. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are not material to the Company's December 31, 2023 financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2020 for all major tax jurisdictions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes and uncertain tax positions (continued)

As of December 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Effective for tax years including 2023, the State of New Jersey implemented the Pass-Through Entity Tax (PTET). The New Jersey PTET gives eligible pass-thorough entities the option to elect paying tax at the entity level on New Jersey sourced business income. During the year ended December 31, 2023, the Company elected to pay the New Jersey PTET which amounted to $89,000; this amount has been included as a withdrawal of capital included in members' equity on the statement of financial condition.

3. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2023.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The following presents the Company's December 31, 2023 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Total
Securities owned:			
Equities	$ 1,767,464		$ 1,767,464
Municipal bonds		1,917,169	1,917,169
Securities sold not yet purchased:			
Treasuries	(1,747,695)		(1,747,695)
Equities	(34,280)		(34,280)
Options	(568,230)		(568,230)
	$ (582,741)	$ 1,917,169	$ 1,334,428

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital of the greater of $100,000 or 6 ⅔% of aggregate indebtedness or a statutory net capital for market makers based on the uniform net capital rule and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2023, the Company had net capital of $2,893,098, which was $2,740,598 in excess of it's computed minimum based on aggregate indebtedness ($1,178,606) at that date, and a net capital ratio of .41 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2023 may include equity, option and bond securities.

7. **RIGHT OF USE ASSET AND LEASE LIABILITY**

The Company entered into a two-year lease agreement for corporate office in Morristown, New Jersey in January, 2022. In accordance with ASC 842, Leases, the Company classified the lease as an operating lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has a right of use asset of $16,379, offset by a lease liability of $18,296 on its balance sheet as of December 31, 2023. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at December 1, 2022 of 5%.

8. **OPERATING LEASES**

On April 1, 2019 the Company entered into a month to month lease agreement for office space in Brooklyn, NY. Either party may terminate the agreement by giving written notice at least ten days prior to the last day of the current month.

The Company has elected not to apply the recognition requirement of lease topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term.

On November 1, 2022, the Company renewed a sublease agreement with Mezzoware for office space in Staten Island, NY. The sublease has an expiration date of November 1, 2023 with an annual automatic renewal clause. Each party shall have the right to terminate the sublease agreement at any time, provided that at least sixty days written notice is given. The master lease agreement was terminated in July 2023 which also terminated the sublease agreement between the Company and Mezzoware.

On October 1, 2023, The Company entered into a month-to-month sublease agreement for office space in Fort Lauderdale, Florida with Lynwold Marketing LLC. Either party may terminate the agreement by giving written notice at least thirty days prior to the last day of the current month.

9. **PAYABLES**

The Company also has a liability of $244,681 included in accounts payable and accrued expenses, which consists of $98,750 security deposits from various registered representatives that trade the Company's capital, $4,853 in accrued liabilities, $123,478 in accounts payable, and $17,600 in municipal bond syndicate liability. The municipal bond syndicate liability has an offsetting asset account for the same amount.

10. **DEFINED CONTRIBUTION PLAN**

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company.

9

11. CONCENTRATIONS

During the year ended December 31, 2023, the Company earned approximately 45% of its commission revenue from five clients.

12. RELATED PARTY TRANSACTIONS

The Company paid a member, Cambria, a total of $30,000 in distributions. Distributions of $1,124,317 were paid to Daryl S. Hersch, the Managing Member and Chief Executive Officer of the Company. Daryl S. Hersch is the sole owner of Cambria Holdings. Mr. Hersch also owns 80% of the Company.

.

13. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2023 and determined that Mr. Daryl S. Hersch received capital distributions of $215,725 for the first quarter of 2024.